

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2013

<u>Via Facsimile</u>
James Daniel Westcott
Chief Financial Officer
Legacy Reserves LP
303 W. Wall, Suite 1400
Midland, TX 79701

> **Re: Legacy Reserves LP**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed February 27, 2013**
> **Form 8-K filed August 6, 2013**
> **File No. 001-33249**

Dear Mr. Westcott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Item 1 Business, page 1</u>

<u>Development Activities, page 3</u>

1.   Please revise your disclosure to present the dollar amounts of the capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

Item 2 Properties, page 28

Developed and Undeveloped Acreage, page 35

2.   Please expand your disclosure to present the expiration dates relating to material amounts of your undeveloped acreage. Refer to Item 1208(b) of Regulation S-K.

Exhibit 99.1

3.   The reserve report refers to additional information not included in Exhibit 99.1 such as:

   • summary economic projections of reserves and cash flow for each reserve category, and
   • one-line summaries of basic economic data and reserves for each property evaluated.

   Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.1. For additional information about the content of the third party report, please refer to paragraph 3(e) on page 72 of section IV in the Adopting Release contained in the Modernization of Oil and Gas Reporting; Final Rule. The Adopting Release may be found at http://www.sec.gov/rules/final/2008/33-8995.pdf.

Form 8-K filed August 6, 2013

Non-GAAP Financial Measures

4.   We note your disclosure of the non-GAAP measure adjusted EBITDA, as presented here and in your periodic Exchange Act filings, excludes the unrealized gain / loss on oil and natural gas derivatives. Please tell us why this non-GAAP measure excludes the unrealized gain / loss, but includes the realized gain / loss on your oil and natural gas derivatives. If it is your intent for this non-GAAP measure to reflect the cash flows associated with oil and natural gas derivatives settled during the period, please revise your reconciliation to include two separate line items: one for the total gain / loss recognized and another for the net cash received / paid for oil and natural gas derivatives not designated as hedging instruments which were settled during the period.

5.   We note that beginning in the quarter ended March 31, 2013 you began deducting maintenance capital expenditures instead of total development capital expenditures in the computation of distributable cash flow. Please tell us about your basis for making this change and explain how the revised measure provides information that is comparatively more useful to an investor. Your response should identify the types of costs that are now being included as part of distributable cash flow.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant